Exhibit 99.1

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Dr. Wang Changli		The Equity Group Inc.
(8610) 5898 1332		Adam Prior
(212) 836-9606
aprior@equityny.com

FOR IMMEDIATE RELEASE

HLS SYSTEMS REPORTS FINANCIAL RESULTS
FOR ITS FISCAL 2008 FIRST QUARTER ENDED SEPTEMBER 30, 2007

Financial Highlights
•	Total revenues increase 20% to $29.4 million
•	Gross margin for the period 34% compares to 40% for the prior year period, a result of different project mix and higher raw material costs
•	Backlog at September 30, 2007 increases 15% to $112.3 million from $98 million at September 30, 2006
•	Backlog at December 31, 2007 was $121.4 million, representing an increase of 22%, compared to $99.4 million as of December 31, 2006

Upcoming Events and Guidance
•	Company expects to report Fiscal 2008 second quarter financial results in April
•	Expects to report total revenues of approximately $40 million for the quarterly period ended December 31, 2007
•	Company expects to achieve comprehensive income of over $23 million for the calendar year ended December 31, 2007, excluding merger-related expenses.

Beijing, China - March 31, 2008 - HLS Systems International Ltd. (OTCBB: HLSYF), (“HLS” or “the Company”), one of the leading automation systems providers in the People’s Republic of China (PRC), today announced financial results for its fiscal 2008 first quarter ended September 30, 2007 (see attached tables). As a result of the merger and subsequent warrant redemption (completed on December 10, 2007), HLS now owns 74.11% and 89.64%, respectively of Beijing and Hangzhou HollySys, and has approximately 42 million shares outstanding.

Dr. Wang Changli, HLS’ Chief Executive Officer, stated, “We are very pleased with the continued expansion of our business, as evidenced by HLS’ signing of a record number of contracts during the year and increasing backlog. While the majority of integrated contract signings still remain in the standard industrial segment, we expect to sign a greater number of rail and nuclear contracts in the coming months. These are in higher margin sectors than our standard industrial business and we anticipate that can improve our margins and increase our earnings as we further penetrate into these markets.”

Dr. Wang continued, “While a steady flow of new contracts in our core business remains the lifeblood of our business, we are also focusing on the creation of new revenue streams. This includes the introduction and rollout of HLS’ new LK series large-scale programmable logic controllers (PLC), which are advanced digital computers used for automation of industrial processes. This LK series meets the requirements of system integrators worldwide for both continuous and discrete applications, and we expect these to begin producing revenue in 2008. In addition, we feel that this new PLC, when coupled with HLS’ state-of-the-art Servo Motors and Drive technologies, enables the creation of a new Automation and Drive (A & D) business unit, which will provide factory automation customers and system integrators with one stop shopping.”

“As I have mentioned to a number of investors over the past year, the goal of our management team has not only been to expand our presence within China, but to grow HLS into an internationally recognized provider of automation designs, products and services. We were pleased to announce the recent addition of Dr. Wang Ben to our team as CFO. His financial skills, bilingual capabilities, and background in developing businesses in the PRC will make him an invaluable long-term asset to HLS. We also feel that the recent merger with Chardan North China Acquisition Corporation and the capital provided will help our Company expand into new markets. Our current product portfolio lends itself well to the needs of international clients, and we expect to utilize our low-cost/high quality platform to win contracts against foreign suppliers worldwide in the coming months and years. We look forward to the future with confidence.”

Fiscal 2008 First Quarter Financial Results
For the three months ended September 30, 2007, total revenues were $29.4 million, an increase of 20% from the $24.4 million reported in the prior fiscal year period. This increase was largely due to an 11% increase in the total integrated contracts under operations, with 1,027 contracts for the period-ended September 30, 2007 compared to 927 contracts for the prior fiscal year period. Due to higher demand, HLS also reported a 78% increase in product revenue (the selling of spare parts and component products to customers for maintenance and replacement purposes) of $1.4 million for its fiscal 2008 first quarter from $790,000 in the prior year.

As a percentage of total revenues, the overall gross margin declined to 34% for the three months ended September 30, 2007 from 40% for the prior fiscal year, primarily due to different project mix and higher raw material costs. The Company’s 2006 margins benefited from a higher margin high speed rail contract reported in the year earlier period. Gross margin for integrated contracts were 32% for the period ended September 30, 2007 from 39% in the prior year period. Since project margin varies in different types of integrated contracts and in different business sectors, the margin level may continue to fluctuate in future periods.

Pursuant to the stock purchase agreement under the redomestication merger, HollySys stockholders will receive 2 million shares if the Company achieved or exceeded an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using the US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management anticipates that the Company will achieve such earn-out target for the abovementioned period. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued proportional to the period ended September 30, 2007 as stock compensation expenses and $12.75 million was booked as a general and administrative expense.

The Company reported a net interest expense of $3.1 million for its fiscal 2008 first quarter, compared to $301,000 for the prior year period. The increase was due to merger related expenses connected to the previously announced $30 million bridge loan in December 2006, with $2.42 million being the amortization of discount on notes payable and $670,000 being the accrued interest on notes payable. The Company anticipates that there will be no further material interest expense from the bridge loan in future quarters.
As a result of the stock compensation expenses and bridge loan interest expenses, HLS reported a net loss of $10.4 million or $0.43 loss per diluted share, compared to a net income of $5.2 million or $0.24 per diluted share for the prior fiscal year period.

Excluding the stock compensation expenses and bridge loan expenses (on a non-GAAP basis), the Company would have reported net income of $5.4 million or $0.19 per diluted share for its fiscal 2008 first quarter. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. HLS believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. A limitation of using non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three Months Ended September 30,
	2006	2007
Net income (loss) in GAAP measures	$5,239,366	$(10,421,590)
Stock compensation expenses	-	12,750,000
Amortization of discount and interest on notes payable	-	3,086,443
Net income in non-GAAP measures	$5,239,366	$5,414,853
Weighted average number of common shares	22,200,000	24,353,261
Weighted average number of diluted common shares (Note)	22,200,000	29,032,555
Basic earnings (loss) per share in GAAP measures	$0.24	$(0.43)
Basic earnings per share in non-GAAP measures	$0.24	$0.22
Diluted earnings (loss) per share in GAAP measures (Note)	$0.24	$(0.43)
Diluted earnings per share in non-GAAP measures	$0.24	$0.19

(Note) In calculating the diluted loss per share for the three months ended September 30, 2007 in GAAP measures, the exercise of warrants will be anti-dilutive and therefore being excluded from the calculation of diluted common shares.

Backlog
HLS’ backlog as of September 30, 2007 amounted to $112.3 million, representing an increase of 15%, compared to $98 million as of September 30, 2006. Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $30.8 million. The current breakdown for the backlog by segment:
•	$58 million related to Industrial Automation & Control
•	$46.8 million related to System Integration projects for Subway & Rail
•	$7.5 million related to miscellaneous contracts

This backlog total does not incorporate a nuclear plant control system project of $97 million, which was announced in July 2007. That contract was signed by HLS’ JV company Beijing Techenergy.

HLS included the following table, which sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	For fiscal years Ended June 30,			For Three months Ended September 30ô
	2005	2006	2007	2006	2007
Number of new contracts won during the period	702	927	1,161	275	370
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$36.89	$42.52
Average value per contract	$128,286	$126,397	$119,526	$134,152	$114,916

To provide a further update on the backlog level, HLS’ backlog as of December 31, 2007 amounted to $121.4 million, representing an increase of 22%, compared to $99.4 million as of December 31, 2006. Of the total backlog, the unrecognized revenue associated with new contracts signed in the period was $57.4 million. The breakdown for the backlog by segment:
•	$47 million related to Industrial Automation & Control
•	$72.4 million related to System Integration projects for Subway & Rail
•	$2 million related to miscellaneous contracts

Balance Sheet Highlights
As of September 30, 2007 HLS’ cash and cash equivalents amounted to $16.1 million compared with $11.7 million at June 30, 2007; with working capital of $63.7 million versus $27 million; and a current ratio of 1.8:1. Of note, the Company’s inventories increased as a result of the previously mentioned purchases of materials for the production of the Company’s LK series PLCs. This amount does not include approximately $57.2 million generated from the redemption of all of the HLS outstanding warrants in December 2007.

Outlook
Based on the growth in backlog for the quarter ended September 30, 2007 and the favorable trends in each of HLS’ three industry segments, the Company expects total revenues for the period ended December 31, 2007 to be approximately $40 million, a sequential increase of 36% in revenue growth from the fiscal first quarter of 2008. The Company also expects to achieve comprehensive income of $23 million for the calendar year ended December 31, 2007, excluding merger related expenses and stock compensation expenses.

Upcoming Events
The Company expects to issue financial results for its fiscal 2008 second quarter and six-month period ended December 31, 2007 in April. After which, the Company will conduct a conference call to discuss the financial results, the current status and upcoming development of the Company.

About HLS Systems
HLS has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. The Company specializes in the research, development, production, sale and distribution of industrial automation and control systems, competing effectively with both domestic Chinese companies and large, multinational participants in the industrial, rail and nuclear power sectors.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts, including statements relating to the expected growth of HLS, future product introductions, the mix of products in future periods and future operating results. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China and in Southeast Asia; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in HLS’ filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the information contained in this press release or filings.

###

CONSOLIDATED STATEMENT OF INCOME
(In US Dollars)
	Three Months Ended September 30,
	2006	2007
	(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$23,619,837	$27,969,704
Products sales	789,908	1,405,539

Total revenues	24,409,745	29,375,243

Cost of integrated contracts	14,310,603	19,006,304
Cost of products sold	236,637	468,057

Gross profit	9,862,505	9,900,882

Operating expenses:
Selling	2,043,359	2,258,132
General and administrative	1,123,636	14,138,450
Research and development	156,828	187,307
Impairment loss	-	-
Loss on disposal of assets	1,054	12,351

Total operating expenses	3,324,877	16,596,240

Income (loss) from operations	6,537,628	(6,695,358)

Other income (expense), net	(30,535)	106,847
Interest expense, net	(301,138)	(3,393,580)
Investment income (loss)	(79,236)	132,561
Subsidy income	344,912	889,731

Income (loss) before income taxes	6,471,631	(8,959,799)

Income taxes expenses	384,125	641,691

Income (loss) before minority interest	6,087,506	(9,601,490)

Income attributed to GTH’s preferred shares	-	136,855

Minority interest	848,140	683,245

Net income (loss)	$5,239,366	$(10,421,590)

Weighted average number of common shares	22,200,000	24,353,261

Weighted average number of diluted common shares	22,200,000	24,353,261

Basic earnings (loss) per share	$0.24	$(0.43)

Diluted earnings (loss) per share	$0.24	$(0.43)

Other comprehensive income:
Net income (loss)	$5,239,366	$(10,421,590)
Translation adjustments	539,164	1,033,764

Comprehensive income (loss)	$5,778,530	$(9,387,826)

CONSOLIDATED BALANCE SHEET
(In US Dollars)
	June 30,	September 30,
	2007	2007
		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$11,668,761	$16,081,824
Contract performance deposit in banks	3,524,317	3,972,546
Term deposit	853,915	867,499
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $3,048,911	87,372,794	90,865,338
Other receivables, net of allowance for doubtful accounts $111,329 and $111,260	2,856,404	2,963,815
Advances to suppliers	8,146,854	8,376,453
Inventories, net of provision $345,976 and $284,404	13,907,280	20,358,168
Prepaid guarantee fee	74,404	243,085
Total current assets	128,404,729	143,728,728

Property, plant and equipment, net	17,332,953	17,878,824
Long term investments	9,192,888	9,145,203
Total assets	$154,930,570	$170,752,755

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$16,421,440	$13,346,146
Current portion of long-term loans	1,970,573	1,334,615
Notes payables, net of discount of $4,819,326 and $0	27,566,936	5,788,215
Accounts payable	22,309,829	22,970,722
Deferred revenue	11,620,046	13,921,184
Accrued payroll and related expense	6,959,187	7,467,389
Income tax payable	804,156	1,220,288
Warranty liabilities	2,126,569	2,382,931
Other tax payables	6,492,801	6,814,242
Accrued liabilities	3,905,481	2,781,891
Amounts due to related parties	768,781	1,017,885
Deferred tax liabilities	473,201	480,729
Tax effect on re-domestication	-	473,700
Total current liabilities	101,419,000	79,999,937

Long-term liabilities:
Long-term loans	3,284,288	6,673,073
Total liabilities	104,703,288	86,673,010
Convertible preferred shares of GTH	3,706,599	3,903,968
Minority interest	13,200,169	14,098,198

Stockholders’ equity:
Preferred stock, par value $0.001 per share,1,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 30,700,000 shares issued and outstanding	22,200	30,700
Additional paid-in capital	18,170,639	36,108,245
Appropriated earnings	8,283,294	8,283,294
Note receivable from the sole stockholder	(30,000,000))	(5,801,215))
Retained earnings	33,185,199	22,763,609
Cumulative translation adjustments	3,659,182	4,692,946
Total stockholder’s equity	33,320,514	66,077,579
Total liabilities and stockholders' equity	$154,930,570	$170,752,755